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U.
SECURITIES AN 14049299
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SEC Mail Processing Section
MAR 0 4 2014
Washington, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xzerta Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Motch (646) 998-6454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/24/14

OATH OR AFFIRMATION

I, Arthur Motch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xzerta Trading, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W Chun
Notary Public - State of New York
No. 02CH6116187
Qualified in Nassau County
My Commission Expires September 20, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XZERTA TRADING, LLC
(A Subsidiary of Auriga Special Holdings, LLC)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control)

XZERTA TRADING, LLC
(A Subsidiary of Auriga Special Holdings, LLC)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members
Xzerta Trading, LLC:

We have audited the accompanying statement of financial condition of Xzerta Trading, LLC as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Xzerta Trading, LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 28, 2014

XZERTA TRADING, LLC
(A Subsidiary of Auriga Special Holdings, LLC)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	163,643
Other assets		591
Total assets	$	164,234

Liabilities and Members' Equity

Due to affiliates	$	9,298
Accrued expenses		7,377
		16,675
Members' equity		147,559
Total liabilities and members' equity	$	164,234

See accompanying notes to statement of financial condition.

(1) Organization

Xzerta Trading, LLC (the Company) is a New York based broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company was formed on October 16, 2008 as a single member New York limited liability company. In February 2010, the Company entered into a Contribution Agreement and an Operating Agreement (the Agreements), with Xzerta Holdings LLC (Xzerta Holdings) and Auriga Special Holdings, LLC (ASH). Pursuant to the Agreements, the sole member contributed all outstanding LLC interest in the Company split 62.5% to ASH and 37.5% to Xzerta Holdings.

The Company has not engaged in any broker dealer activity for the year ending December 31, 2013.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and generally accepted accounting practices within the broker dealer industry. In preparing the statement of financial condition in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(b) Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution.

(c) Income Taxes

The Company is a limited liability company, classified as a partnership for U.S. tax purposes, and therefore is generally not subject to federal and state income taxes. Each member takes into account separately, on their tax return, their share of the taxable income, gains, losses, deductions, or credits. There is no tax sharing agreement between the Company and its Parent.

The Company is subject to the New York City Unincorporated Business Tax (UBT). At December 31, 2013, the Company had a UBT net loss carryover of approximately $397,441. The net loss carryover is the primary driver of a net deferred tax asset of approximately $15,898. At the present time, the Company believes it is not more likely than not that the deferred tax asset will be realized. Accordingly, the Company has provided a valuation allowance on the deferred tax asset, so that no net deferred tax asset is reflected in the statement of financial condition. The UBT net loss carryover will expire in the year 2029.

(3) Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2013, the Company had net capital of $146,968, which was $46,968 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

(4) Related Party Transactions

Related party transactions consist of the following:

		Xzerta, LLC	Auriga Holdings, LLC	Total
Liabilities:				
Due to affiliates	$	8,148	1,150	9,298
Total	$	8,148	1,150	9,298

(a) Transactions with Xzerta, LLC

The Company had entered into a Services and Expense Agreement (the Services Agreement) with Xzerta LLC, a Delaware Limited Liability Company (Xzerta) on November 18, 2009. Xzerta provides services including, but not limited to, administrative staff, back office, regulatory management and accounting support. At year end, the Company owed $8,148.

(b) Transactions with Auriga Holdings, LLC

The Company leased office space from Auriga Holdings, LLC, a New York Limited Liability Company (Holdings) per the space sharing agreement entered into on January 17, 2012 with an effective date of June 6, 2011. The agreement is a month to month agreement at a rate of $700 per month and may be terminated by either party for any reason on five days written notice. At December 31, 2013, the Company owed Holdings $1,150.

(c) Transactions with Parents

The Company received a capital contribution of $75,000 on June 28, 2013 from its parent companies, ASH and Xzerta Holdings, on pro rata ownership basis.

(5) Commitments and Contingencies

Legal proceedings, claims, and litigation may arise in the ordinary course of business. However, the Company is not the subject of any legal proceedings, claims or litigation that in the opinion of management would have a material adverse effect on the Company's financial position.

(Continued)

(6) Subsequent Events

The Company has evaluated events and transaction that occurred during the period from the balance sheet date through February 28, 2014, the date the Company's statement of financial condition is available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's statement of financial condition.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Members
Xzerta Trading, LLC:

In planning and performing our audit of the financial statements of Xzerta Trading, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Members, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014